UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TEKTRONIX, INC.
(Name of Subject Company)

RAVEN ACQUISITION CORP.
a wholly owned subsidiary of
DANAHER CORPORATION
(Name of Filing Person—Offeror)

Common Shares, without par value
(Title of Class of Securities)

879131 10
(CUSIP Number of Class of Securities)

________________________

Daniel L. Comas
Executive Vice President and Chief Financial Officer
Danaher Corporation
2099 Pennsylvania Avenue, NW
12th Floor
Washington, D.C. 20006
(202) 828-0850
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
________________________

CALCULATION OF FILING FEE
	Transaction Valuation	Amount of Filing Fee
	N/A	N/A

¨	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
ý	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
¨	third-party tender offer subject to Rule 14d-1.
¨	issuer tender offer subject to Rule 13e-4.
¨	going-private transaction subject to Rule 13e-3.
¨	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following is a transcript from a telephonic meeting held on October 15, 2007.

IMPORTANT INFORMATION

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Raven common stock discussed today has not commenced. At the time the offer is commenced an indirect, wholly owned subsidiary of Danaher will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Raven will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Raven security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Sheila and I’ll be your conference operator today. This call is being recorded. At this time, I would like to welcome everyone to the Danaher -Tektronix Acquisition Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. [Operator Instructions].

I’d now like to turn the call over to Mr. Andy Wilson, Vice President, Investor Relations for Danaher Corporation. Sir, you may begin your conference.

Andy Wilson, Vice President, Investor Relations

Thank you Sheila and good morning everyone. With me on the call today from Danaher are Larry Culp, President and Chief Executive Officer; and Dan Comas, Executive Vice President and Chief Financial Officer and from Tektronix we have Rick Wills, Chairman, President and Chief Executive Officer; and Colin Slade, Senior Vice President and Chief Financial Officer. This call will be recorded and posted on both Danaher and Tektronix websites beginning tomorrow and will remain on these websites for one week.

I would like to point out that in order to help you understand that company’s direction we’ll be making some forward-looking statements during the call. Including statements regarding Danaher’s expected results for the third quarter of 2007; the proposed transaction between Danaher and Tektronix; the expected timetable for completing the transaction; future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company and any understatements that are not statements of historical facts. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those suggested or indicated by such forward-looking statements including conditions affecting the industries in which Tektronix operates, the uncertainty of regulatory approvals, the party’s ability to satisfy the tender offer and merger agreement conditions and consummate the transactions, Danaher’s ability to successfully integrate Tektronix’s operations and employees with Danaher’s existing business; the ability to realize anticipated synergies and cost savings; the anticipated impact of the transaction on Danaher’s earnings per share in future years; and the other factors described in Danaher’s Annual Report on Form 10-K for the year ended December 31st, 2006, and other SEC filings. These forward-looking statements speak only as of today’s date and Danaher does not intend to update any forward-looking statements except as required by law. We’ll be taking questions at the end of the call as Sheila had mentioned.

And with that I’d like to turn the call over to Larry.

H. Lawrence Culp, Jr., President and Chief Executive Officer

Thanks Andy. Good morning, everyone. Given the proximity of today’s call to our third quarter earnings release, which will be later this week, I’d like to give you a quick update on the quarter. Our adjusted earnings per share for the quarter are expected to be at or slightly above the high-end of our previous guidance of $0.92 to $0.97 per share before the impact of approximately $0.04 per share from certain favorable tax items and the lower tax rate that we expect to record during the quarter. We will provide more color on the third quarter results as well as our outlook for the remainder of this year during our earnings call scheduled for October the 18th at 8 a.m. and we will not be providing any further comments until that time.

We’re speaking with you today from the headquarters of Tektronix in Beaverton, Oregon. We’re very pleased to announce that the boards of both companies have reached an unanimous agreement with Danaher to make a tender offer for all the outstanding shares of Tektronix at a price of $38 per share representing a total consideration of approximately $2.8 billion including debt, transaction costs and net of tax required. We are obviously very excited about this opportunity and let me go through the rationale.

Earnings first, we obviously believe Tektronix is an outstanding company with a great brand, broad global reach and technology leadership well positioned in the high growth market it serves.

Tektronix, for those of you less familiar with the company, is a leading supplier of test, measurement and monitoring products and services for engineers in the communications, computer, consumer electronics, and education markets as well as military aerospace, semiconductor and a broad range of other industries worldwide. TEK has a number one position in over 80% of its revenue base. The company generated revenues for the fiscal year ended May the 26th, 2007, of approximately $1.1 billion and gross margins of over 60% and operating margins of 14%, a financial frame that we find very attractive. Tektronix is organized into two platforms, their Instruments business and their Communications business, not unlike our Electronics Test business with Fluke and Fluke Networks.

Instruments generated approximately three quarters of TEK’s total revenues in fiscal year 2007. Key products include oscilloscopes, logic analyzers, signal sources, spectrum analyzers and video test instruments. Typical end-users are R&D engineers who utilize these instruments to debug, validate or troubleshoot new electronic devices during the product development phase. For example, an engineer designing a new DVD player at a consumer electronics company would use these instruments as would a computer designer developing the next-generation server.

Instruments is driven by a number of evolutionary and revolutionary technology trends in digital computing and communications generating demand for more stringent standards and compliance testing, which is really the sweet spot for Tektronix’s Oscilloscopes and Logic Analyzers. TEK is at the forefront of creating products to support the development of smarter devices using embedded digital and wireless technologies, and lastly we’ve all seen the move to digital video just think about pervasiveness of HD or high definition. TEK holds a leading share in the video test segment as well.

TEK’s second platform is communications, which represented approximately one quarter of revenues in fiscal year 2007. Communications provide network management services and telecommunications network diagnostic products. The customers include both network equipment providers and network operators. The communications trends are also compelling driven by the growth of wireless subscribers and the roll out of 3G, the next generation of wireless services. In a highly competitive market space wireless and wireline carriers need to demonstrate quality of service and rapidly troubleshoot problems to acquire and retain subscribers. TEK has high value network optimization and monitoring applications to serve those end-user needs.

Another revolution we are seeing in the technology industry is the proliferation of Internet protocol or IP. The days of traditional voice networks are ending with the advent of voice-over-IP. As consumer acceptance of voice-over-IP and bundling telecom services one single provider continues, the need for application level performance test, measurement and monitoring equipment will grow. TEK is an industry-leading expert in these key next generation technologies.

The second reason we’re excited is the tremendous strategic fit with our Electronic Test business, Fluke. Fluke is as good a business as we own today and the addition of TEK represents a terrific extension of these businesses more than doubling the served market significantly strengthening the portfolio of leading brands and creating exciting market adjacencies for future growth. TEK has a risk portfolio of leading bench-top instrumentation supporting the R&D and communications segment of the Electronic Test market while Fluke is a leader in portable instruments serving industrial, facilities maintenance and network enterprise markets.

Furthermore, the opportunity for Fluke and TEK to collaborate on marketing and new product development and to drive growth and innovation is exciting and very promising in our eyes. We believe the combination of TEK and Fluke strengthens our leading global position in Electronic Test and joins two of the industries oldest and most respective brands, just a great fit.

The third reason we’re excited is that I believe TEK is a great ad for Danaher, providing a significant opportunity to leverage the Danaher business system, expand our position in key Asia Pacific markets and deliver strong financial returns to our shareholders. The combination of TEK with Danaher’s existing Electronic Test business will also create additional scale helping accelerate rapid development in emerging markets and high growth geographies. Specifically Asia. In its last fiscal year 38% of tax revenues were derived in the Americas, 27% from Europe and 35% from Asia. We believe the addition of TEK will allow Danaher to further leverage our strong distribution channels in the US and Europe, will increase our overall competitiveness in Japan where TEK has a particularly strong position, and will double the size of our Electronic Test business in high growth geographies such as China and India. We believe this acquisition makes sense financially, TEK’s strong gross margins reflect the value it creates for customers and also suggests that we can work together to drive superior bottom line results. We believe we can create significant additional value by sharing expertise and processes, implementing DBS and leveraging our scale in Electronic Test.

While there will be some overlap, the effect of the synergies of primary public company and related corporate costs as well as increased purchasing leverage. Excluding the impact of acquisition-related non-recurring, non-cash charges specifically in-process R&D, inventory write ups and deferred revenue accounting but including the impact of equity comp as well as ongoing non-cash intangible amortization, we do not expect the transaction to have a material impact on EPS in 2008. We are in the process of finalizing these purchase accounting items.

From a cash flow perspective, we expect a positive impact of approximately $0.08 to $0.12 per share in 2008. For 2009, we expect the transaction to be accretive to EPS by approximately $0.08 to $0.10 per share and to positively impact cash flow by approximately $0.18 to $0.20 per share. For 2010, we expect the transaction to be accretive to EPS by approximately $0.15 to $0.20 per share. Most importantly, we are confident that this opportunity will meet our ROIC or return on invested capital metrics.

Finally, we are committed to growing the TEK’s business and are committed to their local communities. Being a part of the Danaher organization is all about long-term growth and continuous improvement. We remain focused on innovation and the evolution of our products to meet future market demand. By being part of the Danaher organization TEK employees will have the opportunity to leverage the power of the Danaher business system, have strength in creating efficient production methods and the collaborative process by which Danaher continuously innovates the products in the portfolio and finds new ways and new markets in which to deploy them.

I’d like to take a minute now and thank Rick Wills and the rest of the Tektronix team. We’re pleased that the TEK board has unanimously recommended our tender offer and we look forward to a long and successful alliance with Tektronix.

And with that let me turn the call over now to Rick to provide some additional color.

Rick Wills, Chairman, President and Chief Executive Officer

Thanks Larry and good morning to you all. I’d like to tell you how excited I am to be part of today’s announcement to combine Danaher and Tektronix. We believe that this acquisition will be a catalyst to accelerate Tektronix’s transition from a very good company to an even better company. The combination of Tektronix and Fluke businesses which are essentially the same size with Danaher’s Electronic Test platform will enable us to leverage each other’s strengths. Tektronix’s strong industry positions, commitment to innovation and global distribution system complements Fluke’s strong leadership presence in the global Electronic Test market. Our customers will benefit from the focused distribution channel that Fluke offers at the low-end, the expertise that Tektronix brings at the high-end and our combined commitment to expanding our global reach particularly in India and China. In addition, the opportunity to leverage the Danaher business systems to continually lead improve productivity will accelerate our ability to achieve greater leverage in our business model.

Finally Tektronix remains committed to provide our customers with the leadership products and global solutions to meet the needs of emerging next-generation communication networks. Larry has very clearly spoken about the excellent fit that we believe exists between our two companies. We share many values including a commitment to deliver value for our shareholders, customers, and employees. This is reflected in the support of our board which voted unanimously in favor of this transaction.

Let me conclude my remarks by saying that Danaher’s track record of building strong global businesses is outstanding and they only look to combine with companies that they feel have a superior value proposition and can be positioned for future growth within their platforms. I am very excited to see what can be accomplished as part of the Danaher family.

Thank you all and now I’d like to turn it over to Dan Comas, CFO of Danaher to give you some more details on the financial aspects of the transaction.

Daniel L. Comas, Executive Vice President and CFO

Thanks, Rick. Good morning. Let me provide a little background on the situation and our offer. We expect to formally launch the offer in the coming days. As we discussed, we will be offering $38 per share in cash representing an aggregate purchase price of approximately $2.8 billion; that includes debt, transaction costs, and net of the cash that we will acquire. The offer will be subject to customary conditions including the tender of a majority of the outstanding shares into the offer on a fully diluted basis but excluding any shares issuable pursuant to the Tektronix notes, regulatory approvals and the absence of any material adverse effects with respect to TEK. As we have done with other public companies acquisitions, if a majority of the outstanding shares tender into the offer, we would expect to acquire the remainder of the shares through a merger. We also expect to de-list the company following the successful completion of the offer and we would anticipate completing the offer this year. Andy?

Andy Wilson, Vice President, Investor Relations

Thanks Dan. Sheila we’d now like to open up the lines for any questions that people might have.

QUESTION AND ANSWER SECTION

Operator: Yes sir, thank you. [Operator Instructions]. And we’ll take our first question from Deane Dray, Goldman Sachs. Please go ahead.

<Q – Deane Dray>: Thank you, good morning.

<A>: Good morning, Deane.

<Q – Deane Dray>: I’m not sure this is going to be a question for you Larry or for Rick, but I’d like to hear just in terms of the end market exposures for Tektronix and what some of the recent trends have been namely on a semiconductor Communications Test, defense and aerospace R&D and so forth?

<A – Rick Wills>: Well, Deane, we commented – this is Rick by the way. As you know we commented on those things at the end of our last quarter and we really can’t comment any further from what we’ve said in our last quarterly call. So, I just refer you back to that.

<Q – Deane Dray>: Just in terms of the opportunity in defense and aerospace that’s been an area where Tektronix has shown strength. Is there particular overlap with Fluke and Tektronix in that end market?

<A>: I don’t think in any of this – I don’t think overlap is I think it’s very little overlap between Fluke and Tektronix. I think there is opportunities for both companies in defense and aerospace working together. In fact that’s the beauty of this whole transaction is that there is very little overlap between the two groups and there are a lot of synergies between the two groups.

<A – H. Lawrence Culp, Jr.>: And Deane just to add to that I think Rick is spot on, and what we get excited about here is the fact that there are a number of places where on a direct or on a distribution basis, we serve primarily to the same customers albeit with different products. So being able to coordinate some of that go-to-market activity we think on a worldwide basis its going to be exciting, and as you know clearly TEK has an outstanding history if you will on the bench top. Fluke in a different product architecture and I think over time there’s certainly going to be ideas, technologies, new product investments that flow both ways. So, I think our challenge here what we’re excited about is to continue to keep TEK and Fluke strong in the way they can come together for the greater good to get after these opportunities with all due speed.

<Q – Deane Dray>: Yeah, just on that point Larry, it was interesting your comment where you have exposures on some of the same customers, different products. How about we have some of the similar products to different customers where Fluke Networks is more focused, has been focused on the enterprise market whereas Tektronix with Inet has been exposed more to the carriers. Can you talk a bit about what the potential synergies are there?

<A – H. Lawrence Culp, Jr.>: Well, I think Deane that you have clearly a go-to-market opportunity there. I think Rick and his team clearly have a stronger presence, better command with the carriers. Conversely, I think we had this discussion just yet again last night at dinner about the excitement that the TEK team has about what Fluke Networks’ position with the enterprise customer base, the Fortune 500 and the like, could represent to that because that line I think over time is really going to blur and the technology and the go-to-market portfolio we’re going to have is as one company should position both brands extremely well.

<A>: As both of those markets become more IP based, I think that’s where the lines start to blur so that’s exciting for both of those units.

<Q – Deane Dray>: Great, thank you.

<A – H. Lawrence Culp, Jr.>: Thanks Steve.

Operator: We’ll take our next question from Rick Eastman, Robert W. Baird. Please go ahead.

<Q – Richard Eastman>: Yes Larry, just a quick question on, you know, the distribution I think from if we look at the end markets of both Tektronix and Danaher’s Fluke, you know, on where they serve, you know, both have good market shares geographically but the question being is there one goes direct – mainly Tektronix goes direct, Fluke goes through distribution, you know, are there opportunities in Japan some of the emerging markets that perhaps Fluke, you know, would need to go direct to create, you know, more share? Again the channels are somewhat separately but are there certain markets where there is more synergy that might be apparent?

<A – H. Lawrence Culp, Jr.>: Rick, I don’t want to dispute your framework but in neither case is the distribution model or go-to-market strategy one dimensional. TEK is a direct and a distribution company much like Fluke and FNET are with the weightings that you suggest and I think whether we are taking about distribution here in the US or in Europe whether it’s the direct channels into the carriers and the enterprise or customers with FNET, we think those are all going to be marketing opportunities for us jointly going forward. You talk about the developing markets I think we are excited about Japan as one obviously not a fast growth Asia- Pac market but the TEK presence there dwarfs what we do at Fluke. We’ve been challenged as a result in Japan in certain product categories. We think TEK will be a great big brother for us if you will in Japan. Together we’ve got critical mass again in China and India now that we think is going to be special and will give us an opportunity to take a multichannel, multibrand strategy into those geographies which should position the businesses exceptionally well going forward.

<Q – Richard Eastman>: Excellent, okay. Thank you.

<A – H. Lawrence Culp, Jr.>: And I would also add, I think we are excited from a Danaher perspective about the critical mass Rick and the team bring to Danaher in India and in Japan particularly as many of you know, some of our earlier businesses in China were instrumental in getting our world of quality business up and running in China. We see a similar incubation dynamic out there for us in India particularly.

<Q – Richard Eastman>: Very good, thank you.

<A – Rick Wills>: Thanks Rick.

<A – H. Lawrence Culp Jr.>: Thanks Rick.

Operator: [Operator Instructions]. And we will go next to Bob Cornell, Lehman. Please go ahead.

<Q – Robert Cornell>: Yeah thanks, my question was going to be the synergies in Asia, but I think you touched on that we can touch on this more later. I guess one of the questions everybody is wondering about is, you know, you brought the margins at Fluke up from I think below where Tektronix is now to very high levels. I mean should investors anticipate similar progress in this business, you know, particularly given the synergies you mentioned in the opportunities and so forth?

<A – H. Lawrence Culp Jr.>: I think that’s right Bob. Clearly we’ve talked about first year synergies largely from public company costs reduction and share purchasing opportunities in the $40 million range. I think going forward Rick and I’ve I talked about this many times, the opportunity to share with the TEK team the Danaher business system, we think complements very well their existing efforts to expand gross margins and turn operating margins. Together, I think you’ll see margin expansion here, no doubt in my mind. Rick...

<Q – Robert Cornell>: And of course, now when you guys bought Fluke you said you get operating profit margins to a certain threshold in three years you got there in two years. Any chance of that happening again?

<A – H. Lawrence Culp Jr.>: Well, we would like to think we are willing to under-promise and over-deliver. Rick, anything to add on the margin side?

<A – Rick Wills>: I guess, we’ve had our own gross margin improvement program and we’ve been searching ourselves and have our organization looking for tool sets to help us bring it to the next level and we believe that this is an excellent opportunity in the Danaher business system to allow us to be able do that. We’re excited and our people are ready to get to work on it.

<Q – Robert Cornell>: Yeah, it does sound interesting. I guess one thing that hasn’t been asked is the order issue for Tektronix, I mean the stock dropped after some commentary around the Japanese orders and we talked about Asia being a plus, but the Japanese orders have been a negative recently and maybe an update there would be helpful?

<A – Rick Wills>: Yeah, the Japanese order situation it’s a little cloudy for us. We had a policy change that happened at the end of our Q4 and in Q1 where we reacquired our Japanese operations and our operations all over the world to book orders on appeals rather than letters of intent as they are done traditionally as many companies do there. So, we think actually the most of the order drop in Q1 was related to that and then a smaller percentage of it we believe there were some economic slowdown. So I think it’s a combination of all those things. We think its two-thirds our policy change where we flushed out all of our letters of intent and only on booking POS [ph].

<Q – Robert Cornell>: How are orders doing now?

<A – Rick Wills>: Well, I can only go back to what we had said on our conference call that the first few weeks of the quarter they were getting back. We were only seeing the impact of the economic issues and the other issues are out of there.

<A – Daniel Comas>: Bob, this is Dan. As you can imagine we spend a lot of time diligencing this item and we are very comfortable with the long-term prospects here in that region.

<Q – Robert Cornell>: Yes, so am I. Thanks everybody.

<A – H. Lawrence Culp Jr.>: Thanks Bob.

Operator: We’ll take our next question from Mark FitzGerald, Bank of America. Please go ahead.

<Q – Mark FitzGerald>: Great thanks. Rick, I was curious if this was a competitive bid, if the synergies with Danaher are just so compelling that you didn’t feel yet to go out and shop it?

<A – Colin Slade>: Mark this is Colin. We are not commenting on that right now but we will be filing with the – our 1 4D9 within a short period of time and all of that information will be there.

<Q – Mark FitzGerald>: Okay. And then just on the Danaher side of it I’m curious about what prompted the $38 bid at this point was that just using comps in the industry or...?

<A>: You could imagine I mean those are function of discussion between both CEOs and both boards and I think its ultimately a price that the TEK board felt was going fair to their shareholders while also from Danaher’s perspective being a price that we were very comfortable would generate value for our shareholders and meet our metric in terms of return.

<Q – Mark FitzGerald>: Did you use comps in the marketplace too?

<A>: We looked at comps but we were more focused on kind of what sort of return we can make on the investments and we are very comfortable in that regard.

<Q – Mark FitzGerald>: Thank you.

Operator: We’ll take our next question from Ajit Pai, Thomas Weisel Partners. Please go ahead.

<Q – Ajit Pai>: Yeah, good morning.

<A>: Good morning.

<Q – Ajit Pai>: The first question would be just, you know, you’ve talked a little bit about the synergies that you can get in terms of cross selling and then some of the cost synergies that you could potentially get, but could you give us some color as to, you know, what level of consolidation can we expect between Tektronix and, you know, Fluke or, you know, the current electronic measurement business? And when you are looking at from a facilities perspective, do you expect any sort of consolidation over there or do you expect the two companies or the, you know, electronic measurement current the Fluke business and Tektronix to remain relatively separate entities in the way they work going forward?

<A>: Ajit, I think the operating monitor here will be to keep both TEK and Fluke strong and that starts first with keeping them focused on their respective markets and end users. I think the synergies that we’ve talked to principally the public company costs obviously much like in the case of Sybron come out as a result of a transaction like this, a public company going into a structure like Danaher. The other part that we’ll be very focused on will be the procurement synergies. As you would imagine tremendous overlap with Fluke, TEK goes from buying as a billion dollar company to buying as part of $12 billion company and by way of reference again I think the 40 million of first year synergies from public company and purchasing savings is about twice what we did with the Sybron year one. But when we consider that TEK is 50% larger than Sybron and there’s is much more overlap in terms of the commodity volumes that should be doable. But again I think as a couple of the folks have already highlighted this morning, much of what TEK does is separate and discrete from Fluke. It’s certainly adjacent too but don’t for a moment we’re trying to match these businesses together. We think that wouldn’t serve either brand, either company well going forward.

<Q – Ajit Pai>: Got it and then the follow-up would be just to Rick on the gross margin front, I think, you know, you have a gross margin improvement program but over the past, you know, 12 months you have actually had the most significant drop in your gross margins. You know, after expanding about 1,000 basis points over 5 years or 6 years, you had, you know, I think 300 to 400 basis point drop somewhere there I think in excess of 300 basis points. Could you give us some color as to how much of that was mix and in terms of the competitive environment, you know, and the pricing pressure or currency what really, you know, contributed to that and why should things bounce back?

<A – Rick Wills>: Yeah, I will make a few comments on that and I will turn it over to Colin on the question of mix. Essentially we had a multiyear gross margin improvement program, we are proud we are able to bring that up as you mentioned. Some of that were structural changes that we made to the company like getting out of distribution agreements we had with Rohde & Schwarz and others but other part of that was a deliberate effort that we had in the way we design our products and a number of other areas. We had felt that we weren’t happy at all with what had happened and we were getting ready to put a new program together to drive that back up. We think there was plenty of room there and I actually think being part of the Danaher and the DBS model will really accelerate the own program that we were going to do ourselves. We had announced our own employees a new three-year productivity improvement program we announced in June and I think this will just accelerate it. Let me just comment a little bit on the strategic side of that, the word acceleration in my mind is a key component to this. We believe we can accelerate what we wanted to do anyways. I mean on the gross margin side and on the operation side of the business, then there is a strategic side, we will have as Larry mentioned the two brands separate. There will be some opportunities to do some collaboration on some new product development in the future, potentially using Tektronix Central Engineering organization and others, we’ve got some ideas there. There is an ability to have a combined broader portfolio for our distribution channel. We do sell quite a bit of products to the – through the distribution channel and we’re very excited about the work we’ve been doing in China and India and all of Asia that by working together there we can accelerate it. So, both on the growth side of it and on the operation side, it’s acceleration and we are excited about that. Colin there’s a question about mix.

<A – Colin Slade>: Yeah. Well Ajit, this is relating back to last quarter. As you know over the last year we’ve had real success winning these large initial installations in our network management business and that’s really good news that’s strategically important to us. Those are the lower gross margin deals and as we’ve been successfully installing those, we’re seeing the revenues from those shift the mix away from the higher margin follow-on business and that has had a pretty significant impact on gross margin and I would say that in the neighborhood of two-thirds of the issue we saw at least in the last quarter. The other third was primarily related to higher warranty and manufacturing engineering costs related to our instruments business and those are just the costs that occur when we introduced a lot of new products and they should dissipate over time. So I am actually quite hopeful looking forward as we get these network management deals installed as we see our new products come up the production curve we should see improvement...

<A – Rick Wills>: But as we commented before, it’s not a pricing pressure.

<A – Colin Slade>: Yeah, definitely not about pricing.

<Q – Ajit Pai>: Got it. Thank you so much.

<A – H. Lawrence Culp Jr.>: Thanks Ajit.

<A>: Thanks Ajit.

Operator: We’ll take our next question from Nicole Parent, Credit Suisse. Please go ahead.

<Q – Nicole Parent>: Good morning.

<A>: Good morning Nicole.

<A>: Good morning, Nicole.

<Q – Nicole Parent>: Just one quick follow-up. Could you provide some color around the DOJ export-imports and investigation that’s in their 10-K and when should we get some resolution there?

<A>: Yeah, I mean that’s been an ongoing thing. We don’t expect that to be a problem right now and that’s about the only comment I can make on that.

<Q – Nicole Parent>: Can you explain to me what the issue is?

<A>: Let’s see, how can I do that in a short period of time. The issue was around the fact that we got certain products which are required licenses and as they go into certain countries and there was an investigation around product shipped into those countries. I think that we’ve satisfied – I think we satisfactorily explained it. We don’t think these have any merit, but it’s an ongoing thing.

<Q – Nicole Parent>: Okay, great. Thank you.

Operator: We’ll take our next question from Jeff Sprague, Citigroup. Please go ahead.

<Q – Jeff Sprague>: Thank you, good morning everyone.

<A>: Good morning.

<A>: Good morning, Jeff.

<Q – Jeff Sprague>: Can we just drill a little bit into the financial side of all this a little further. First Larry, you went through kind of the – there is kind of much of deal noise and everything, you gave kind of a flat number including some things excluding others, but I would assume all or in from a GAAP basis there is a little bit of dilution in ‘08, what are you expecting?

<A – H. Lawrence Culp, Jr.>: Yes Jeff, assuming we close in the fourth quarter, we would take in in-process R&D charge, the non-cash one-time charge, but that could be in the magnitude of 50 plus million. Looking into ‘08 again kind of one-time non-cash issue both between an inventory step-up and deferred revenues, those combined could be another 50 to 75 million of non-cash onetime charges in ‘08.

<Q – Jeff Sprague>: And then when we think about the ROIC profile that you’re targeting, what would that be, 10% in year five is kind of the bogie or do you see a different trajectory on that?

<A – H. Lawrence Culp, Jr.>: We are comfortable that we can exceed a 10% return on this business by year five. We think there are other benefits to Fluke from a top-line perspective and that’s not factored into that number.

<Q – Jeff Sprague>: And I was just wondering in terms of getting there, I could model that on margins or I could model that on capital, is there a significant chunk of capital – if I think of a $2.8 billion investment here, is the capital withdrawal part of getting to that 10% or is it all really on the margin side?

<A – H. Lawrence Culp, Jr.>: It’s really on the growth in margin side. We do believe we can take capital out of the business, but when we do our math we don’t give ourselves credit for that.

<Q – Jeff Sprague>: And then just finally from me and I’ll pass it on, how are you financing the deal, it’s all long debt or is there some other twist here?

<A – H. Lawrence Culp, Jr.>: We’ll fund it with short-term debt to close it. I think post closings it’ll be primarily a combination of short and long-term debt and we may do a modest amount of equity or some sort of equity-linked securities as we sort of seek to maintain our strong credit rating so we continue to be acquisitive into ‘08.

<Q – Jeff Sprague>: Just one another quick one, it sounds like your tax rate is going down in the quarter. Does this deal help take your tax rate down further as you look into ‘08 and ‘09?

<A – H. Lawrence Culp, Jr.>: No, I mean we’re still getting through that Jeff. I think on the margin it could be a slight negative, but it’s too early to tell and if it’s slight negative, it will be very slight.

Operator: And we’ll take our next question from John Inch, Merrill Lynch. Please go ahead.

<Q – John Inch>: Thank you. Good morning.

<A – Rick Wills>: Good morning, John.

<A – H. Lawrence Culp, Jr.>: Good morning, John.

<Q – John Inch>: Hi Larry, just actually to pickup on that tax rate point, it looks like Tektronix for such an international company actually does have a very high tax rate, maybe I’m not looking the right things, but why is that and what are the opportunities to take what appears to be a 35% tax rate down to Danaher’s average?

<A – H. Lawrence Culp, Jr.>: Well, I think they are more currently have been talking with the investors about a rate close to the kind of 30%, both on some tax planning they’ve done and I think we believe there is additional opportunity over time, because as you point out there is a fair amount – significant amount of business outside of the US.

<Q – John Inch>: Right, but again why is it so high? I guess that’s not – I don’t really understand that?

<A – H. Lawrence Culp, Jr.>: Well, I mean – I think there is some – as we’ve been able to do over time engage in some tax planing strategies and I think that they are in the process and they’ve been doing that for last couple of years and expect that to continue, so it’s an opportunity for us, it’s been an opportunity for them over the last few years.

<Q – John Inch>: And then on the organic growth front, you know, the last couple of years that’s been kind of underwhelming. It also seems to be a little bit lumpy quarter-over-quarter, may be you could talk Larry or someone else on that point sort of the nature of this business, the lumpiness of it, is it going to really sort of change the way we should be thinking about Fluke or is there something obvious that’s been going on here? I don’t follow this company that closely that’s accounting for this and does this really help you Larry sort of aspire to move the organic growth of Danaher kind of to the high end of the 5 to 7 target?

<A – H. Lawrence Culp, Jr.>: Yes, I think that that’s exactly the place to start here. We think the addition of tax in its own right a business that has been in that 5 to 7% organic growth band on a three, on a five-year basis pretty consistently. You’ll see, I think from time-to-time some noise particularly around the order book as opposed to shipments, given the nature of some of their businesses particularly in communications, but the fit here with Fluke we think is exceptional. We think that helps from a growth perspective and perhaps there will be a time-to-time where there is a bit of lumpiness. We have so many other aspects of this transaction John coming together to make this compelling to us particularly again the Asia-Pac footprint the brand that TEK will give us, the customer access in a couple of spaces where we’re not a strong at Fluke as we’d like to be. We think all up it’s a core growth it’s an organic growth winner.

<Q – John Inch>: Just finally, you know, China is obviously very important on so many different dimensions. Could you flush out a little bit more the positioning of both companies in China sort of how big it’s going to be and I think Agilent’s been somewhat more aggressive with the hand held at the low end over their I mean is how much of this is sort of an offensive versus defensive opportunity?

<A – H. Lawrence Culp Jr.>: John, I would characterize this as 100% offensive. I think when you look at where Fluke is in the marketplace where Rick and the TEK team are, it’s very hard to suggest otherwise. In Fluke’s categories where they play, they have leadership positions, 80% Rick’s business here at TEK in their categories comes from number one positions. So, I think we’re putting together two winners here. Obviously we double up our size in China. We get representation elsewhere in Asia-Pac which is significant. Just for E-test John, we go from 15 to 25% of revenues in Asia-Pac. So that I think speaks volumes about the strategic impact a strategic logic for putting these businesses together under the Danaher umbrella.

<A – Rick Wills>: John this is Rick Wills. Just a comment, we’ve been investing in China quite a bit for many years and China’s starting to approach about 10% of our worldwide orders, it’s starting to approach 20% of manufacturing center starting to approach 20% of our worldwide sales coming out of the China manufacturing plant. We also have been investing in engineering in China got about 8% of our engineers in China. So, we’ve got a pretty good footprint in China and very good relationships with the standards bodies in China. We’re very heavily involved with R&D, so work close with them on telecommunications standards and video standards. We are by far the world’s leader supplier of video test equipment and that’s an example, China’s is a good example where we work with them to help with their standards.

<A – H. Lawrence Culp Jr.>: John, you should take from that as you know we try to become a more global company, certainly trying to increase our exposure to Asia-Pac and our resources on the ground there both from a development, from a manufacturing and go-to-market perspective to be able to bring those assets in under a world class brand like Tektronix with obviously a center of gravity here in Beaverton, two hours south of Everett, we think that just makes a lot of sense for TEK, for Fluke and for Danaher.

<Q – John Inch>: I’ll look forward to those matters in press releases.

Operator: We’ll take our next question from Will Stein, Credit Suisse. Please go ahead.

<Q – William Stein>: Thanks. I apologize if I’m asking something that’s already been answered as I hopped on a little bit late here, but trying to understand the strategic fit in terms of Danaher’s businesses at Fluke Networks businesses. Is the idea to merge the electronics test portion of Tektronix into Fluke and the communications test business that was largely acquired from Inet into the Fluke Networks business or is there some other way I should think about the combination?

<A – H. Lawrence Culp Jr.>: Yeah, I think the way we’re looking at it is that you take TEK’s two key poles if you will of business; Instruments and Communications. Obviously Instruments serving many higher-end applications than we do at Fluke some overlap but as TEK is to the bench, we are to the belt for the toolbox and I think in communications you see a similar complement where communications at TEK are very focused on the NEMs, the network equipment manufacturers and the network operators. Our Fluke Networks business is very focused in like fashion albeit on the enterprise the Fortune 500 customers. So from a channel and from a product perspective, there are overlaps at the borders but you should expect to see the two businesses that drive TEK continue to operate in the fashion that they have likewise in our Electronic Test business, our two big businesses, Fluke and Fluke Networks, to continue to operate as independent entities. Those businesses will come together where that makes sense but I think the first order of business for all of us is to make sure we keep the businesses focused and strong around their targeted markets.

<Q – William Stein>: Great helpful, thank you.

Operator: We will take our next question from Andrew Wiesel, J.P. Morgan. Please go ahead.

<Q – Steve Tusa>: Hi sorry, Steve Tusa from JP Morgan. Good morning.

<A>: Good morning, Steve.

<Q – Steve Tusa>: Just a question on some of the moving parts and the financials. How are you guys going to – so I assume are you guys going to strip this stuff out of guidance when it’s given in December and how you talk about this year and next year this in-process R&D and all these other moving parts?

<A>: Yes, I mean the non-cash purchase accounting items that are one-time in nature, we’ll strip those out. The non-cash items that are recurring like particularly the intangible amortization as we normally do that will be included in the guidance.

<Q – Steve Tusa>: Okay. So when I look at I guess you guys said that high-end or beyond for the third quarter I am not sure you commented on that at all as far as I missed the beginning of the call but when I look at consensus which is showing 12% earnings growth for next year I guess that doesn’t really assume any acquisitions and there will really be nothing that will lead you guys to believe that next year would be anything kind of beyond your normalized type of earnings on this talk about these charges that you are taking and whether that should be factored into our numbers or not for next year because consensus are hopefully light for next year right now?

<A>: We’ll talk about that in December.

<Q – Steve Tusa>: Okay.

<A>: I mean as you know we go through our budgeting process here in November and then come up to New York and talk to you guys first couple of weeks of December.

<Q – Steve Tusa>: Okay. But there should be no adjustments for these one-time charges?

<A>: That’s correct.

<Q – Steve Tusa>: Okay, thank you.

<A>: We will exclude them as we talk the one-time non-recurring items we will back out as we talk about earnings for next year.

<Q – Steve Tusa>: Okay great thanks.

<A – H. Lawrence Culp Jr.>: Thanks Steve.

Operator: And we’ll take our last question from Ann Duignan, Bear Stearns. Please go ahead.

<Q – Ann Duignan>: Hi, good morning guys.

<A – H. Lawrence Culp Jr.>: Good morning, Ann.

<Q – Ann Duignan>: I guess I just wanted to follow-up on one thing first, did you say a little earlier that you may consider issuing equity to pay for the transaction?

<A>: I think what we said Ann we would consider either a modest amount of equity or some sort of equity linked securities and we’re still – we’re in the very early stages of that but they will be primarily funded with debt.

<Q – Ann Duignan>: Okay. And just structurally are there any structural differences between Tektronix given that its mix is a little bit more direct versus distribution that might make it tougher to achieve double-digit margins or high double-digit margins. I’m just thinking that usually when you ship more direct, your margins you don’t have quite as much pricing flexibilities you do in the distribution channel?

<A>: That’s not our experience Ann and the businesses that are most relevant here and I would just point to the gross margins here, north of 60 as we’ve alluded to obviously from purchasing opportunities and DBS opportunities which will all accrue to the gross – mainly accrue to the gross margin line. So, I think with those strong gross margins which represent not only the strength of the TEK brand but obviously their technology and innovation capabilities with smart management and good growth elsewhere in the P&L, you should see margin expansion here for some time to come.

<Q – Ann Duignan>: Okay. So, you don’t see any structural differences that might be a headwind down the road through it?

<A>: No, I think when we look its structure and the team here, synergies with Fluke and the rest of Danaher, we see that as a future filled with opportunity.

<Q – Ann Duignan>: Okay. I think that’s it and most of my other answers were answered. I appreciate it.

<A>: Okay. Thank you, Ann.

Operator: And Mr. Wilson at this time, I would like to turn the conference back over to you for any additional or closing remarks.

Andy Wilson, Vice President, Investor Relations

Thank you, Sheila. That concludes the call, Dan and I’ll be around today, if you have further questions. Thank you for joining us. Good bye.

Operator: That does conclude today’s presentation. Thank you for your participation. You may now disconnect.